Accend Media
A Nevada Corporation
_____________________________________________________________________________
      8275 S. Eastern Avenue, Suite 200-306, Las Vegas, NV  89123
                      Telephone: (702) 332-9888

June 10, 2011

VIA EDGAR TRANSMISSION AND FACSIMILE

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Ajay Koduri, Staff Attorney
            Division of Corporation Finance
            Telecopier Number:  703-813-6986

Re: Accend Media
    File No.:  333-173814
    Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Accend Media, a Nevada corporation (the "Company"), hereby requests that the U. S. Securities and Exchange Commission ("SEC") take appropriate action to cause the above-referenced Registration Statement (File No.: 333-173814) to become effective at 4:00 PM Eastern Standard Time on Tuesday, June 14, 2011, or as soon thereafter as practicable.

Further, the Company acknowledges that:

o Should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

o The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o The Company may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information with respect to this filing, please contact myself, at the above listed phone number or our corporate counsel, Thomas C. Cook, Esq. at (702) 221-1925 or by facsimile at (702) 221-1963. Thank you for your assistance and cooperation.

Respectfully submitted,

By: /s/ Scott Gerardi
--------------------------------------
        Scott Gerardi
        Chief Executive Officer

cc:   Thomas C. Cook, Esq.

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